Exhibit 99.1

Axcan Pharma inc. 597, boulevard Laurier Mont-Saint-Hilaire (Quebéc) Canada J3H 6C4 Tél.: (450) 467-2600 1-800-565-3255 Tléc.: (450) 464-9979 www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 25, 2008
Press release for immediate distribution

AXCAN SHAREHOLDERS APPROVE ACQUISITION
BY TPG CAPITAL AND ITS AFFILIATES

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (“Axcan” or “the Company”) (TSX: AXP – NASDAQ: AXCA), announced today that the Plan of Arrangement, which involves the acquisition by an affiliate of TPG Capital (“TPG”) of all outstanding common shares of Axcan for US$23.35 per share, was approved by 99.87% of the votes cast by holders of Axcan’s common shares.

The result of this vote, which was obtained this morning at a Special Meeting of shareholders of Axcan, was in excess of the required 66 2/3% approval. Of the total outstanding common shares, 80.83% were voted either in person or by proxy.

The closing of the transaction is subject to customary conditions, including the receipt of remaining regulatory approvals. The motion seeking a Final Order approving the proposed plan of arrangement is scheduled to be heard by the Superior Court of Quebec, on Monday, January 28, 2008, at 9:00 a.m.

The transaction is expected to close in the first quarter of calendar 2008. Axcan will advise shareholders closer to the time of closing about the procedures for surrendering and receiving payment for their shares.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG CAPITAL

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  Please visit www.tpg.com.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com